UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

39957D102

(CUSIP Number)

June 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102
1.	Names of Reporting Persons Norwest Venture Partners XIII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Norwest Venture Partners XIII, LP (“NVP XIII”), Genesis VC Partners XIII, LLC (“Genesis XIII”), NVP Associates, LLC (“NVP Associates”), Jeffrey Crowe (“Crowe”), Promod Haque (“Haque”) and Jon E. Kossow (“Kossow” and, with NVP XIII, Genesis XIII, NVP Associates, Crowe and Haque, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of a Letter Agreement Regarding Restriction On Conversion Of Class B Common Stock (the “Agreement”) as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

2

CUSIP No. 39957D102
1.	Names of Reporting Persons Genesis VC Partners XIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

3

CUSIP No. 39957D102
1.	Names of Reporting Persons NVP Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

4

CUSIP No. 39957D102
1.	Names of Reporting Persons Jeffrey Crowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

5

CUSIP No. 39957D102
1.	Names of Reporting Persons Promod Haque
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

6

CUSIP No. 39957D102
1.	Names of Reporting Persons Jon E. Kossow
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 15,990,008 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 14,717,612 shares (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,990,008 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% of common stock (19.99% of Class A common stock) (4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.

(3)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.

(4)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.

(5)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

7

Item 1.

	(a)	Name of Issuer Grove Collaborative Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1301 Sansome Street San Francisco, CA 94111

Item 2.

(a)

Name of Person Filing

Norwest Venture Partners XIII, LP (“NVP XIII”)

Genesis VC Partners XIII, LLC (“Genesis XIII”)

NVP Associates, LLC (“NVP Associates”)

Jeffrey Crowe (“Crowe”)

Promod Haque (“Haque”)

Jon E. Kossow (“Kossow”)

	(b)	Address of Principal Business Office or, if none, Residence 525 University Ave, Suite 800 Palo Alto, CA 94301
(c)

Citizenship

Entities:          NVP XIII                -      Delaware

 Genesis XIII          -      Delaware

 NVP Associates   -      Delaware

Individuals:   Crowe                     -      United States of America

 Haque                    -      United States of America

 Kossow                 -      United States of America

	(d)	Title of Class of Securities Class A common stock, par value $0.0001 (“Class A common stock”)
	(e)	CUSIP Number 39957D102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

8

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of June 27, 2022:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class (3) (4)
NVP XIII (1)	15,990,008	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)
Genesis XIII (1)	0	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)
NVP Associates (1)	0	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)
Crowe (1)	0	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)
Haque (1)	0	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)
Kossow (1)	0	0	15,990,008	0	14,717,612	15,990,008	9.8% of common stock (19.99% of Class A common stock)

(1)	Consists of (i) 500,100 shares of Class A common stock and 15,489,908 shares of Class A common stock issuable upon the conversion of Class B common stock held by Norwest Venture Partners XIII, LP. The share numbers in the preceding sentence represent the maximum number of shares of Class A common stock issuable upon the voluntary conversion of the Reporting Persons’ Class B common stock. However, the convertibility of the Reporting Person’s Class B common stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B common stock will not have a right to convert, subject to certain exceptions, the Class B common stock for Class A common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 19.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of the shares of Class A common stock upon conversion of the Class B common stock being converted. Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(2)	Consists of the shares referenced in footnote (2), but excludes an aggregate of 1,272,396 shares that are subject to vesting upon the achievement of certain earnout thresholds prior to June 16, 2032.
(3)	Calculation of the percentage of common stock beneficially owned is based on a total of 162,803,333 shares of common stock (29,412,877 shares of Class A common stock and 133,390,456 shares of Class B common stock) outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022.
(4)	Calculation of the percentage of Class A common stock beneficially owned is based on (i) 29,412,877 shares outstanding as of June 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022 plus (ii) Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person (as limited by the Agreement), which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

9

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Norwest Venture Partners XIII, LP

By	Genesis VC Partners XIII, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XIII, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

11

Exhibit(s):

A	Joint Filing Agreement

12

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of Grove Collaborative Holdings, Inc. is filed on behalf of each of us.

Dated: June 27, 2022

Norwest Venture Partners XIII, LP

By	Genesis VC Partners XIII, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XIII, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow